foodiekid®

simple starters®

All the benefits of homemade baby and toddler food without all the work.

The $2.1 BN U.S. baby food market is growing because of a focus on healthy, organic foods among millennial parents



37% of baby food purchases are organic, representing an **$800MM market opportunity**



'Older' and **established brands are experiencing a decline in market share**, paving the way for new health focused entrants



Parents are having babies later in life, with **more disposable income** to spend on baby food

Mintel Report - Category Insight for Baby Milk + Food 2017/ Euromonitor 2013, 2016

The Problem: Current traditional baby food purée offerings do not align with how parents today are feeding their babies.


49%

49% parents believe there is too much sugar in packaged baby food highlighting a rise in nutritional concerns


36%

A limited number of parents use store bought purees as a primary


68%

Desiring fresh, **68% have made their own baby food** - but it is a pain!


43%

Trend towards baby led weaning: babies are moving to 'finger foods' earlier (6 months or before)

*Mintel Report - Category Insight for Baby Milk + Food 2017 + Urban parents survey

Product offerings are missing an opportunity to service a 6MM addressable market of babies and toddlers in the U.S., 84% of who are born to millennial parents.

The Solution: Introducing Simple Starters…

All of the benefits of baby & toddler food, without all the work.

USDA ORGANIC



MADE IN MINUTES
foodiekid
simple starters
organic baby meals
LENTIL & VEGGIE BLEND PACK
CARROTS, COOKED LENTILS, SPINACH, RED PEPPER & OREGANO
4
4 oz. Packets
Keep Frozen - Do Not Thaw
NET WT 16 OZ. (454g)
MADE IN MINUTES
CHOOSE THE TEXTURE!
foodiekid
simple starters
organic baby meals
VEGGIE BLENDS PACK
PEAS, ZUCCHINI, GREEN BEANS
SWEET POTATO, BROCCOLI, KALE
4
4 oz. Packets
2 of each variety pictured
Keep Frozen - Do Not Thaw
NET WT 16 OZ. (454g)
USDA ORGANIC
MADE IN MINUTES
CHOOSE THE TEXTURE!
foodiekid
simple starters
organic baby meals
ROOT VEGGIE & SQUASH PACK
BEETS
SWEET POTATOES
CARROTS
NET WT 16 OZ. (454g)
USDA ORGANIC
VEGGIE BLENDS PACK

Simple Starters™ are packets of flash frozen, prepped, and nutritious ingredients **for babies and kids of all ages and stages.**

How does Simple Starters Work?


x4
VEGGIE BLENDS PACK
peas, zucchini, green beans
+ ADD BEFORE BLENDING +
SUGGESTED SPICES:
1/8 teaspoon finely chopped fresh ginger
SUGGESTED MEAL PAIRING:
1/2-1oz cooked white fish or 1/4 avocado
for the foodiekid

Each pack comes with 4 packets and suggested spice & meal pairings



Parents steam/cook according to package instructions



Food can be prepared as a purée for young babies, left as finger food, or used as a side for a toddler or young child.

What makes Simple Starters Different?


1/2
Simple Starters
Traditional Baby food

Fresh Taste/Color



Grows with your baby



Sized for safe swallowing

Simple Starters convenient and affordable offering is positioned to be a leading brand in the baby food space



Parent Made
Subscription Offering
RAISED REAL
Retail Offering
simple starters organic baby meals
Expensive
$4-6 per meal
Affordable
$1 - 3 per meal
Freshly Made
YUMI
nurture life
TINY
little spoon
Cold Pressed
Processed
Once upon a Farm
PureSpoon BABY FOOD
Ella's kitchen
Gerber.
Plum organics
Beech-Nut
Happy FAMILY
EARTH'S BEST SINCE 1985
cerebelly
Pre-Made

Why we are different:

- Convenient product offering that is easily made for all ages and stages of baby feeding
- Competitively priced at $2.50 /meal; sold in retail channels to reach the broadest audience.
- Flash frozen enabling long shelf life with at-peak nutrition, color and taste
- No added sugars (including fruits) in our vegetable/plant based protein blends

Comparison of Customer Lifespan Value by Brand Category


Month of Consumption
40
35
30
25
20
15
10
5
0
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Total Customer Lifespan Revenue

	Pureed Baby Food	DTC (Puree)	DTC (Finger Food)	Foodie Kid
Months	9	9	16	36
Lifespan Revenue	$1,004	$3,524	$7,906	$8,100
Cost Per Meal	1.24	4.35	5.49	2.50

foodiekid simple starters

The ‘whole food’ format of Simple Starters eliminates the need for staging by developmental milestones, and extends the LTV of a customer by 4x of Puréed Baby Food.

The freezer is FoodieKid's competitive advantage

At-Peak Nutrition: Flash freezing captures the peak of nutritional value, eliminating loss of nutrients, color and taste.

Convenience: Frozen meals simplify the cooking process at home.

Food Sustainability:

- Prepping food in portions helps cut down on uneaten food thrown away
- Freezer preservation significantly slows down food spoilage

*70% of consumers buying more frozen food since March 2020.**



dr. Praeger's
kidfresh
simple starters
organic baby meals
CHICKEN NUGGETS
VEGGIE MEDLEY NUGGETS
GLUTEN FREE
JOLIE RAVIOLI
Ian's
FISH STICKS
Ian's kids

*American Frozen Institute

Traction

simple starters

Indication of Market Interest

- $93K in sales with limited distribution/($150K before Retail Margins)
- Pilot resulted in 70% repeat orders, 90% in natural/health stores
- Fresh Direct & FoodKick sales up 2x.

Developed Supply Chain

- Ingredient procurement via established food broker with key farming relationships
- Partnered with co-packer that can produce Simple Starters at mid-scale

Developed Distribution

- Signed deal with national distributor UNFI
- Partnership with Tozzi & Associates Food Brokerage focusing on natural/health retail
- Direct distribution process in place

Brand Development & Marketing

- Growing social community focused on baby/toddler recipes and nutrition
- Event and demo based marketing targeting mothers

Active

freshdirect | DeCicco & Sons | Perelandra Natural Foods | A Matter of Health | +20 Independents

In Discussion

Whole Foods Market | Wegmans | Big Y

Financials & Forecast*

Simple Starters and Extensions


Revenue
$40K
$2M
$8M
$14M
2020
2021 (F)
2022 (F)
2023 (F)

EBITDA	**($121K)**	**$(73K)**	**$1.1M**	**$2.2M**
	(231%)	(4%)	14%	17%

How we scale:

Direct sales in conjunction with food brokerage and distributors for logistics fulfillment .

- 2 National Distributors: UNFI & Kehe (Deal signed with UNFI)
- Additional Online Retailers (Amazon, local entities like OurHarvest.com).
- D2C: NYC + 2-3 major metro areas
- Direct sales focused on major chains and drug stores
- Partnerships with meal kit delivery services: Simple Starters as an 'add on'

Disclaimer: these projections cannot be guaranteed

How we scale



Direct sales in conjunction with food brokerage and distributors for logistics fulfillment .

- 2 National Distributors: UNFI & Kehe (Deal signed with UNFI)
- Additional Online Retailers (Amazon, Peapod).
- DTC: Activate direct to consumer delivery to 98% of the country through fulfillment partner (identified)
- Direct sales focused on major chains and drug stores
- Partnerships with meal kit delivery services: Simple Starters as an ‘add on’

Unit Price: $9.99

Avg Gross Margin: 49%



Unit Economics
Margin based on production level

Today .... 23-30% margin

At Scale .... 47-52% margin

100K Units Per SKU

	Root Veggie Pack	Veggie Blend Pack	Lentil & Veggie Pack
Ingredients	$ 0.87	$ 1.03	$ 0.81
Packaging	$ 0.28	$ 0.28	$ 0.28
Freight	$ 0.40	$ 0.40	$ 0.40
Mfg	$ 0.60	$ 0.66	$ 0.82
TOTAL COGS	$ 2.05	$ 2.37	$ 2.31
Price to Consumers	$ 9.99	$ 9.99	$ 9.99
Price to Retailer (40%)	$ 5.99	$ 5.99	$ 5.99
Price to Distributor (25%)	$ 4.50	$ 4.50	$ 4.50
Gross Margin	$ 2.45	$ 2.13	$ 2.19
Gross Margin %	52%	47%	49%

Investment Opportunity

We are seeking $500K to grow Simple Starters into the preferred baby and toddler food brand for parents focused on real food.

We will use this round of financing to*:

- Hire key personnel (32%)
- Produce inventory/working capital (49%)
- Commence broader marketing including trade promotions and brand awareness (18%)
- Scaling operations, D2C distribution and R&D (1%)

*** Use of funds breakdown is after 6.5% has been given to Wefunder**

Team



Christine Topalian
Founder, CEO

15+ yrs exec level BD, strategy and product
Amex, NYTimes, Aol/Verizon Media.
Foodie. Passionate Cook. Mom of 2.



Nicole Silber
RD, Pediatric Nutritionist

10+ yrs as an RD and Clinical Nutritionist
Private Practice + NY Presbyterian/Columbia and NYU Langone
Health & Wellness Foodie. Mom of 2



Jessica Mailloux
Head of Marketing

15+ yrs of CPG and Digital Marketing
BBDO, Discovery, Urban Sitter
Foodie. Mom of 4

Strategic Advisors/Investors



Vreij Kolandjian

Retired president of Uncle Ben's Inc and is currently part owner of Chung's Gourmet Foods. His extensive CPG experience includes brands Pampers, Whiskas, and Pedigree.



Mary Schroeder

Private CPG Investor, Interim Executive Manager, Experienced Board Member, Turnaround Specialist



Susan Lyne

Susan is President and Managing Partner of BBG Ventures, . Lyne has held leadership positions at companies of all sizes and stages, including AOL, Gilt Groupe and Martha Stewart.

Thank You

How are parents using Simple Starters?



Traditional Purée Feeding



Baby Led Weaning


SWEET
POTATO
TATER TOTS
RECIPE
REAL FOOD FOR
YOUR LITTLE
#FOODIEKID

In Recipes for Toddlers/Kids

"It is the simplest, healthiest, time and sanity saving baby food option out there. I am so grateful to have this as a new mom."

- Andrea Hong, mom to 9 month old baby Jackson

Testimonials

Consumers



"It helped me feel more comfortable in the solids process."

- CARLY, Mom of a 8 month old



"I absolutely loved the finger food aspect of it for my 16 month old."

- NOEMIE, Mom of a 16 month old



"Ultimately deciding what texture and flavor I want to feed my baby is appealing."

- MARGAUX, Mom of a 5 month old

Retailers



"We love offering such an innovative product for parents who are looking for healthy food for their babies and toddlers, and the convenience that comes along with it."

- Perelandra Natural Foods

"We love being able to offer Simple Starters to our moms and dads who want an easy, convenient, and healthy option for baby food."

- Fresh Direct

"Simple Starters baby food products fit perfectly with the health first mission of our store. We are thrilled to carry it for our customers."

- A Matter of Health



Simple Starters Product Pipeline:

LAUNCHED	YEARS 2-3	YEAR 4+
Launch Simple Starters baby product line	**Expand Simple Starters baby product line with 2-3 additional SKUS**	**Introduce Simple Starters toddler meals**
INGREDIENTS / FOCUS	**INGREDIENTS / FOCUS**	**INGREDIENTS / FOCUS**
» Includes plant based protein, vegetables, fruit and grains and select herbs/spices » Recipe focus: first foods, chunky purees, finger foods » Pairings are mostly suggested » Nutritionist approved ingredient list and food combinations	» More vegetable blends, grains, plant based protein based SKUs and fruit offerings » Recipe focus: first foods, chunky purees, finger foods » Pairings mostly included/ non traditional grains (Barley, Quinoa, Cous Cous)	» Explore balanced meal approach (Carb, Protein, Veg/Fruit) » Recipe focus: finger foods, full meals and mixes » All pairings included
PRODUCTS	**SAMPLE PRODUCTS**	**SAMPLE PRODUCTS**
» Root Veggie & Squash Pack » Lentil & Veggie Pack » Veggie Blends Pack	» Carrot & lentils with garlic cous cous » Chickpea & cauliflower humus with barley	» Veggie 'meat'ball/eggplant and tomato over animal shaped pasta » Baby grain bowls